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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ENGELHARD CORPORATION
(Name of Subject Company)

IRON ACQUISITION CORPORATION
an indirect wholly owned subsidiary of
 BASF AKTIENGESELLSCHAFT
(Names of Filing Persons—Offeror)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

292845104
(CUSIP Number of Class of Securities)

Hans-Ulrich Engel
Iron Acquisition Corporation
100 Campus Drive
Florham Park, NJ 07932
(973) 245-6000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Dr. Joerg Buchmueller BASF Aktiengesellschaft 67056 Ludwigshafen Germany (+49) 621-60-48230	Peter D. Lyons, Esq. Clare O'Brien, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$4,840,441,343.00	$517,927.22

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $37.00, the per share tender offer price, by 130,822,739 the sum of (i) the 119,906,559 outstanding shares of Common Stock as of October 31, 2005 (according to the Quarterly Report on Form 10-Q for the period ended September 30, 2005 filed by Engelhard Corporation), and (ii) the 10,916,180 shares of Common Stock subject to outstanding options and stock units as of December 31, 2004 (according to the Annual Report on Form 10-K for the period ended December 31, 2004 filed by Engelhard Corporation).

**
Calculated as 0.0107% of the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Iron Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of BASF Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Parent"). This Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Engelhard Corporation, a Delaware corporation (the "Company"), and the associated Series A Junior Participating Preferred Stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), for $37.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2006 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO.

Item 10. Financial Statements of Certain Bidders.

        Not applicable.

Item 12. Material to Be Filed as Exhibits.

(a)(1)	Offer to Purchase dated January 9, 2006.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients.
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 9, 2006.
(a)(8)	Press Release issued by Parent on January 9, 2006.
(a)(9)	Press Release issued by Parent on January 3, 2006 (previously filed as Exhibit 99.1 under cover of Schedule TO-C on January 3, 2006).
(a)(10)	Analyst presentation, dated January 3, 2006 (previously filed as Exhibit 99.2 under cover of Schedule TO-C on January 3, 2006).
(a)(11)	Text of email to U.S. employees of BASF Aktiengesellschaft, dated January 3, 2006 (previously filed as Exhibit 99.3 under cover of Schedule TO-C on January 3, 2006).
(a)(12)	Transcript of Conference Call, dated January 3, 2006 (previously filed as Exhibit 99.4 under cover of Schedule TO-C on January 4, 2006).
(a)(13)	Transcript of Interview with Dr. Kurt Bock (previously filed as Exhibit 99.5 under cover of Schedule TO-C on January 4, 2006).
(b)	None.
(d)	None.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

2

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2006
IRON ACQUISITION CORPORATION
	By:	/s/ HANS-ULRICH ENGEL Name: Hans-Ulrich Engel Title: President

3

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2006
BASF AKTIENGESELLSCHAFT
	By:	/s/ DR. JÜRGEN HAMBRECHT Name: Dr. Jürgen Hambrecht Title: Chairman of the Board of Executive Directors
	By:	/s/ DR. KURT BOCK Name: Dr. Kurt Bock Title: Chief Financial Officer

4

EXHIBIT INDEX

Exhibit No.
(a)(1)	Offer to Purchase dated January 9, 2006.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients.
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 9, 2006.
(a)(8)	Press Release issued by Parent on January 9, 2006.
(a)(9)	Press Release issued by Parent on January 3, 2006 (previously filed as Exhibit 99.1 under cover of Schedule TO-C on January 3, 2006).
(a)(10)	Analyst presentation, dated January 3, 2006 (previously filed as Exhibit 99.2 under cover of Schedule TO-C on January 3, 2006).
(a)(11)	Text of email to U.S. employees of BASF Aktiengesellschaft, dated January 3, 2006 (previously filed as Exhibit 99.3 under cover of Schedule TO-C on January 3, 2006).
(a)(12)	Transcript of Conference Call, dated January 3, 2006 (previously filed as Exhibit 99.4 under cover of Schedule TO-C on January 4, 2006).
(a)(13)	Transcript of Interview with Dr. Kurt Bock (previously filed as Exhibit 99.5 under cover of Schedule TO-C on January 4, 2006).
(b)	None.
(d)	None.
(g)	None.
(h)	None.

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EXHIBIT INDEX